Exhibit 99.2

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NOTICE OF ANNUAL

GENERAL MEETING OF SHAREHOLDERS

DECEMBER 7, 2005

To the Shareholders of Kimber Resources Inc.:

NOTICE IS HEREBY GIVEN that the Annual  General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the "Company") will be held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 PM on Wednesday, December 7, 2005 for the following purposes:

1.

To have placed before the meeting the report to the shareholders, the comparative consolidated financial statements of the Company for the financial years ended June 30, 2005, 2004 and 2003 and the auditors' report thereon;

2.

To elect two (2) directors for the ensuing three (3) years (the directors having staggered terms);

3

To appoint auditors for the ensuing year;

4.

To transact such other business as may properly come before the meeting or any adjournment thereof.

If you cannot be personally present, please read the notes on the accompanying form of proxy, then complete, date, sign and return the proxy in the enclosed envelope.  In order to be effective, the proxy must be deposited at the office of the Company's registrar and transfer agent,

Computershare Investor Services Inc.

Proxy Dept.  100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524

not less than 48 hours before the time for holding the meeting or any adjournment thereof or delivered to the Chairman of the meeting prior to commencement of the meeting or any adjournment thereof.

Copies of the directors’ report, and the comparative consolidated financial statements and auditors' report to be placed before the meeting are included in the Annual Report enclosed herewith.

Dated this 7th day of November, 2005 at Vancouver, BC

By Order of the Board,

      “M. E. Hoole”

Michael E. Hoole

Vice President and Secretary